Exhibit 99.1

3rd Quarter

INTERIM REPORT TO SHAREHOLDERS

for the three and nine months ended July 31, 2011

The Role of Central Fund

To serve investors as "The Sound Monetary Fund".
To hold gold and silver bullion on a secure basis for the
convenience of investors in the shares of Central Fund.

Investment Policies & Restrictions
The investment policy set by the Board of Directors requires Central Fund to maintain a minimum of 90% of its net assets in gold and silver bullion of which at least 85% must be in physical form.  On July 31, 2011, 98.7% of Central Fund's net assets were held in gold and silver bullion.  Of this bullion, 99.6% was in physical form and 0.4% was in certificate form.

Central Fund's physical gold and silver bullion holdings may not be loaned, subjected to options or otherwise encumbered in any way.

Safeguards
Central Fund’s bullion is stored on an allocated and fully segregated basis in the underground vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the major Canadian banks.

The Bank may only release any portion of Central Fund’s physical bullion holdings upon receipt of an authorizing resolution of Central Fund's Board of Directors.

Bullion holdings and Bank vault security are inspected twice annually by Directors and/or Officers of Central Fund.  On every occasion, inspections are required to be performed in the presence of both Central Fund's external auditors and Bank personnel.

Central Fund is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and various Canadian provincial securities regulatory authorities.

Conveniences
Central Fund's Class A shares are listed on the NYSE Amex (CEF) and on the Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars).  Making a gold and silver bullion investment through Central Fund is as easy as calling one's stockbroker or investment dealer.

The stock exchange listings provide liquid markets for the Class A shares of Central Fund.  The bid/ask spread is considerably less than the buying and selling prices of outright bullion purchases, especially for small transactions.

Unlike most other forms of gold and silver bullion investment, there are no ownership costs such as handling, storage and insurance paid directly by the investor.  As well, there are no bullion assay charges to a shareholder upon the sale or redemption of Class A shares of Central Fund.

Third Quarter Report

Central Fund currently holds 98.7% of its net assets in gold and silver bullion.  At July 31, 2011, Central Fund’s gold holdings consisted of 1,686,217 fine ounces of physical bullion and 8,427 fine ounces of gold bullion certificates for a total of 1,694,644 fine ounces.  Silver holdings consisted of 76,708,552 ounces of physical bullion and 255,551 ounces of silver bullion certificates for a total of 76,964,103 ounces.  Central Fund continues to fulfill its mandate as “The Sound Monetary Fund”.

On behalf of the Board of Directors:

J.C. Stefan Spicer, President & CEO

August 25, 2011

Management’s Discussion and Analysis (“MD&A”)

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) including the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”).  These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s audited October 31, 2010 annual financial statements prepared in accordance with Canadian GAAP and included in its 2010 Annual Report and the accompanying MD&A.

Throughout this discussion, all currency amounts are in United States dollars.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws.  Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts.  In particular, statements regarding the Company’s objectives and strategies are forward-looking statements.  These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect.  Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” of the Company’s 2010 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

Disclosure Controls and Procedures

Senior Executive Officers have ensured that there are disclosure controls and procedures in place that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the nine months ended July 31, 2011.

Outstanding Shares

There were 254,432,713 Class A retractable shares and 40,000 Common shares issued and outstanding at July 31, 2011.

Results of Operations – Change in Net Assets

Net assets increased by $1.977 billion during the nine months ended July 31, 2011, primarily as a result of increases in the prices of gold and silver during the period of 20.9% and 65.4% respectively.  The balance of the increase in net assets was attributable to the $345.1 million public offering completed on April 6, 2011 and a reduction of share issue costs of $117,420 recorded in the current quarter but relating to the May 18, 2010 public offering.

Net assets decreased by $513.6 million during the three months ended July 31, 2011 primarily as a result of a 16.9% decrease in the price of silver.  The price of gold increased by 4.2% during the same period.  The balance was nominally affected by the reduction of share issue costs described above.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share basis):

	Quarter ended (U.S.$)
	July 31, 2011	Apr. 30, 2011	Jan. 31, 2011	Oct. 31, 2010
Change in unrealized appreciation (depreciation) of holdings	$(509.6)	$1,897.7	$255.3	$741.2
Net income (loss)	$(513.7)	$1,893.7	$252.1	$738.5
Net income (loss) per Class A share	$(2.02)	$7.80	$1.06	$3.10

Total net assets	$5,884.1	$6,397.6	$4,158.8	$3,906.8

	July 31, 2010	Apr. 30, 2010	Jan. 31, 2010	Oct. 31, 2009
Change in unrealized appreciation (depreciation) of holdings	$(99.3)	$292.6	$20.7	$300.4
Net income (loss)	$(101.7)	$290.4	$18.6	$298.7
Net income (loss) per Class A share	$(0.43)	$1.37	$0.09	$1.55

Total net assets	$3,170.3	$2,911.9	$2,621.3	$2,382.3

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its objective of holding almost all of its net assets in gold and silver bullion.  Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends.  Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets.  However, AcG-18 requires Central Fund to record changes in unrealized appreciation (depreciation) of holdings in income.

Net loss (inclusive of the change in unrealized depreciation of holdings) for the three months ended July 31, 2011 was $513.7 million compared to $101.7 million for the comparative period in 2010.  For the nine months ended July 31, 2011, the net income (inclusive of the change in unrealized appreciation of holdings) was $1.632 billion compared to $207.3 million for the same period in 2010.  Virtually all of the net income (loss) for both the three and nine month periods was a result of the change in the unrealized appreciation (depreciation) of gold and silver.  The price of gold increased by 4.2% during the past three months, and by 20.9% over the nine month period.  During the same periods, the prices of silver decreased by 16.9% and increased by 65.4% respectively.  Interest income increased compared to the comparable three and nine month periods in 2010 as interest rates on interest-bearing cash deposits were higher.  Certain expenses, such as administration fees, which are scaled, and safekeeping fees, have varied in proportion to net asset levels.  Administration fees, which are calculated monthly based on net assets at each month-end, increased by $922,798 and $2,569,419 respectively during the three and nine month periods ended July 31, 2011 as compared to the comparable periods in 2010.  This increase in administration fees was a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three month periods ended July 31, 2011 and 2010 remained unchanged at 0.07%.  The expense ratio for the nine-month periods ended July 31, 2011 and 2010 remained unchanged at 0.23%.  For the twelve month period ended July 31, 2011, the expense ratio was 0.30% compared to 0.31% for the twelve month period ended July 31, 2010.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s liquidity objective is to hold cash reserves and short-term deposits in a safe and conservative manner to generate income primarily to be applied towards expenses and Class A share dividends.  The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the nine months ended July 31, 2011, Central Fund’s cash reserves decreased by $6.1 million to $76.9 million.  This decrease was a result of the amounts used to pay expenses and the year-end Class A share dividend.  The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Administrator and Other Related Party Information

Please refer to Note 5 commencing on page 9 of this interim report.

Future Accounting Policy

Please refer to Note 10 commencing on page 11 of this interim report.

Additional Information

This MD&A is dated August 25, 2011.  Additional information relating to the Company, including its Annual Information Form and 2010 Annual Report, is available on the SEDAR website at www.sedar.com.

Statements of Net Assets
(expressed in U.S. dollars, unaudited)

	July 31	October 31
	2011	2010

Net assets:
Gold bullion, at market, average cost $1,355,145,634 (2010: $1,082,841,134) (Note 2)	$2,759,728,334	2,025,827,619
Silver bullion, at market, average cost $964,091,381 (2010: $897,877,881) (Note 2)	3,050,087,406	1,802,010,110
Cash and short-term deposits (Note 3)	76,856,191	82,910,625
Prepaid bullion insurance	-	62,500
Interest receivable and other	117,619	62,216
	5,886,789,550	3,910,873,070
Accrued liabilities (Note 5)	(2,719,765)	(1,724,552)
Dividends payable	-	(2,382,827)
Net assets representing shareholders’ equity	$5,884,069,785	3,906,765,691

Represented by:
Capital stock (Note 4)
Class A shares issued:
254,432,713 (2010: 238,282,713)	$2,419,583,150	2,074,326,530
Common shares issued: 40,000	19,458	19,458
	2,419,602,608	2,074,345,988
Retained earnings inclusive of unrealized appreciation of holdings	3,464,467,177	1,832,419,703
	$5,884,069,785	3,906,765,691

Net asset value per share:
Class A shares	$23.12	16.39
Common shares	$20.12	13.39

Exchange rate: U.S. $1.00 = Cdn.	$0.9538	1.0188

Net asset value per share expressed in Canadian dollars:
Class A shares	$22.05	16.70
Common shares	$19.19	13.65

See accompanying notes to the financial statements.

On behalf of the Board:

“Bruce D. Heagle”	“Philip M. Spicer”
Director	Director

Statements of Income
(expressed in U.S. dollars, unaudited)

	Nine months ended July 31		Three months ended July 31
	2011	2010	2011	2010
Income:
Interest	$150,162	57,122	$50,013	30,385
Change in unrealized appreciation (depreciation) of holdings	1,643,493,593	213,960,005	(509,592,531)	(99,315,702)
Total income	1,643,643,755	214,017,127	(509,542,518)	(99,285,317)
Expenses:
Administration fees (Note 5)	6,735,900	4,166,481	2,449,327	1,526,529
Safekeeping, insurance and bank charges	4,191,622	1,963,190	1,507,962	730,472
Shareholder information	168,649	177,462	24,975	26,422
Directors’ fees and expenses	119,923	113,625	38,088	32,280
Stock exchange fees	114,068	104,585	38,301	37,418
Accounting fees	111,486	90,228	39,586	26,608
Legal fees (Note 5)	88,070	80,478	20,702	5,757
Registrar and transfer agent fees	65,738	61,521	14,997	20,447
Miscellaneous	825	(916)	(101)	(930)
Total expenses	11,596,281	6,756,654	4,133,837	2,405,003
Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$1,632,047,474	207,260,473	$(513,676,355)	(101,690,320)
Net income (loss) per share:
Class A shares	$6.66	1.03	$(2.02)	(0.43)
Common shares	$6.66	1.03	$(2.02)	(0.43)

See accompanying notes to the financial statements.

Statements of Changes in Net Assets
(expressed in U.S. dollars, unaudited)

Nine months ended July 31			Three months ended July 31
	2011	2010	2011	2010
Net assets at beginning of period	$3,906,765,691	2,382,342,138	$6,397,628,720	2,911,917,704
Add :
Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	1,632,047,474	207,260,473	(513,676,355)	(101,690,320)
Increase in Class A capital	345,256,620	580,701,573	117,420	360,076,800
Increase (decrease) in net assets during the period	1,977,304,094	787,962,046	(513,558,935)	258,386,480
Net assets at end of period	$5,884,069,785	3,170,304,184	$5,884,069,785	3,170,304,184

See accompanying notes to the financial statements.

Statements of Retained Earnings
(expressed in U.S. dollars, unaudited)

	Nine months ended July 31		Three months ended July 31
	2011	2010	2011	2010
Retained earnings:
Balance at beginning of period	$1,832,419,703	889,000,975	$3,978,143,532	1,197,951,768
Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	1,632,047,474	207,260,473	(513,676,355)	(101,690,320)
Balance at end of period	$3,464,467,177	1,096,261,448	$3,464,467,177	1,096,261,448

    See accompanying notes to the financial statements.

Notes to Financial Statements
For the nine months ended July 31, 2011
(amounts expressed in U.S. dollars unless otherwise stated)

1.	Summary of significant accounting policies:

The accounting policies applied in the preparation of these unaudited interim financial statements conform with those presented in Central Fund of Canada Limited’s (“Central Fund” or the “Company”) October 31, 2010 audited annual financial statements.  These interim financial statements do not include all of the disclosures included in the annual financial statements and, accordingly, should be read in conjunction with these statements.

2.	Gold and Silver Bullion:

Details of gold and silver bullion holdings are as follows:

		July 31, 2011	October 31, 2010
Gold bullion:
	- 400 oz. bars	1,673,328	1,482,919
Fine ounces	- 100 oz. bars	12,889	12,889
	- bank certificates	8,427	8,427
Total fine ounces		1,694,644	1,504,235
Average Cost	- per fine ounce $	799.66	719.86
Market	- per fine ounce $	1,628.50	1,346.75

Silver bullion:
	- 1,000 oz. bars	76,708,552	74,953,551
Ounces	- bank certificates	255,551	255,551
Total ounces		76,964,103	75,209,102
Average Cost	- per ounce $	12.53	11.94
Market	- per ounce $	39.63	23.96

3.	Cash and short-term deposits:

As at July 31, 2011 the Company held one Canadian dollar flexible GIC deposit with a Schedule I Canadian Bank in the amount of $209,680 (Cdn. $200,000) at an annualized rate of 0.75% with a maturity date of January 28, 2012.  Cash deposits of $76,646,511 were held in a Canadian bank at a variable interest rate of 0.25%.

As at October 31, 2010 the Company held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $588,900 (Cdn. $600,000) at an annualized rate of 0.40% per annum with a maturity date of January 28, 2011.  Cash deposits of $82,321,725 were held in a Canadian bank at a variable interest rate of 0.25%.

4.	Capital stock:

The authorized share capital consists of an unlimited number of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value.  There were 254,432,713 Class A shares, which are retractable, and 40,000 Common shares issued and outstanding at July 31, 2011.  Class A shares are entitled to U.S. $3.00 per share on liquidation, before any remaining net assets are attributed equally to each Class A share and Common share then outstanding.

Since October 1989, holders of the Company’s Class A shares have had the option to require the Company to redeem their Class A shares on the last day of each fiscal quarter of the Company (each a “Retraction Date”) for 80% of the Company’s net asset value per Class A share on the Retraction Date.  Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date.  Since adoption of this redemption feature, no shareholders have submitted redemption requests.

On April 6, 2011, the Company, through a public offering, issued 16,150,000 Class A shares for proceeds of $345,739,200 net of underwriting fees of $14,405,800. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $345,139,200.  The Company used the net proceeds from this public offering to purchase 190,400 fine ounces of gold at a cost of $272,304,500 and 1,755,000 ounces of silver at a cost of $66,213,500, all in physical bar form. The balance of $6,621,200 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On May 18, 2010, the Company, through a public offering, issued 25,300,000 Class A shares for proceeds of $360,676,800 net of underwriting fees of $15,028,200. Costs relating to this public offering were $482,580 (estimated at $600,000 at October 31, 2010 and adjusted to actual during fiscal 2011) and net proceeds were $360,194,220.  The Company used the net proceeds from this public offering to purchase 157,732 fine ounces of gold at a cost of $193,024,535 and 7,886,624 ounces of silver at a cost of $151,502,047, all in physical bar form. The balance of $15,667,638 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On November 17, 2009, the Company, through a public offering, issued 16,975,000 Class A shares for proceeds of $220,973,760 net of underwriting fees of $9,207,240. Costs relating to this public offering were $296,748 and net proceeds were $220,677,012.  The Company used the net proceeds from this public offering to purchase 104,132 fine ounces of gold at a cost of $115,186,924 and 5,206,600 ounces of silver at a cost of $91,688,905, both in physical bar form. The balance of $13,801,183 was retained by the Company in interest-bearing cash deposits for working capital purposes.

5.   Related party transactions and fees:

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly, until at least October 31, 2015, at an annual rate of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Included in accrued liabilities at July 31, 2011, is $851,036 (October 31, 2010: $591,513) which relates to that months administration fee payable to the Administrator.

For the nine months ended July 31, 2011, the Company incurred fees totaling $72,139 (2010: $62,149) to legal firms of which two of the Company’s officers or directors are partners or counsel, and $6,735,900 (2010: $4,166,481) to the Administrator.  The Board of Directors is of the opinion that these services were undertaken under the same terms and conditions as services with unrelated parties.

6.   Management of financial risks:

The Company has risk management policies and procedures in place to identify risks related to financial instruments and physical assets.  The objective of these policies and procedures is to identify and mitigate risk.  The Company’s compliance with these policies and procedures is monitored by the Senior Officers, the Audit Committee and the Board of Directors of the Company.  Market fluctuations are unpredictable and outside the control of the Company.  New risk factors may emerge from time to time and it is not possible for the Company to predict all such risk factors.

Price risk

Price risk is the risk that the price of a security or physical asset may decline.  It is possible to determine the impact that changes in the market prices of gold and silver will have on the Company’s net asset value per share both in U.S. dollars and Cdn. dollars.  Assuming as a constant exchange rate, the rate which existed on July 31, 2011 of Cdn. $0.9538 for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately U.S. $1.09 per share or Cdn. $1.03 per share.   A 10% change in the price of silver would increase or decrease the net asset value per share by approximately U.S. $1.20 per share or Cdn. $1.14 per share.  If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately U.S. $2.28 per share or Cdn. $2.18 per share.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign exchange rates.

When expressed in U.S. dollars Central Fund’s net asset value per Class A share is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of Central Fund’s net assets are priced in U.S. dollars.  For this same reason, an increase or decrease in the value of the U.S dollar relative to the Cdn. dollar would change the net asset value per Class A share as expressed in Cdn. dollars in the same direction by approximately the same percentage change in the value of the U.S. dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at July 31, 2011 would not have had any material impact on the net income for the nine months ended July 31, 2011, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to Central Fund.  Credit risk is monitored on an ongoing basis and is managed by the Company dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to generate adequate cash resources to fulfill its payment obligations.  The Administrator regards all Central Fund’s assets as liquid.  Central Fund traditionally has maintained sufficient cash reserves to enable it to pay expenses and dividends on its Class A shares.  Furthermore, over 98.7% of its net assets are in the form of gold and silver bullion which are readily marketable.

7.	Financial highlights:

	Nine months ended July 31		Three months ended July 31
	2011	2010	2011	2010
Class A per share performance:
Net asset value per share at beginning of period	$16.39	12.15	$25.14	13.67
Net loss before the change in unrealized appreciation (depreciation) of holdings	(0.04)	(0.02)	(0.02)	(0.01)
Change in unrealized appreciation (depreciation) of holdings – gold	1.88	0.72	0.44	(0.09)
- silver	4.82	0.25	(2.44)	(0.33)
Total increase (decrease) (1)	6.66	0.95	(2.02)	(0.43)
Net asset value per share at end of period	$23.12	13.30	$23.12	13.30
Total return for period	41.1%	9.5%	(8.0)%	(2.7)%
Percentages and supplemental data:
Ratio as a percentage of average net assets:
Expenses (2)	0.23%	0.15%	0.07%	0.07%
Net loss before the change in unrealized appreciation (depreciation) of holdings (2)	0.22%	0.15%	0.07%	0.07%

The ratios are based on the weighted average number of shares outstanding during the period with the exception of the net asset values which are based on the actual number of shares outstanding at the relevant time.

(1)  This table is not meant to be a reconciliation of beginning to end of period net asset value per share.
(2)  Ratios not annualized.

8.	Capital stewardship:

The capital of the Company is represented by the issued and outstanding Class A and Common shares and the net asset value attributable to participating shareholders. The Directors direct the Administrator to administer the capital of the Company in accordance with the Company’s stated objectives and restrictions, as stipulated in the Articles of Incorporation as amended, while maintaining sufficient cash to pay the expenses of maintaining the Company and to meet demands for redemption (if any). The Company does not have any externally imposed capital requirements.

9.	Canadian and United States generally accepted accounting principles:

The accounting policies followed in these financial statements, which are in accordance with Canadian generally accepted accounting principles (“GAAP”), are consistent with those that would apply under U.S. GAAP except for the following classification difference in the Statements of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Class A share.

Subject to the terms and conditions described in Note 4 to these financial statements, the Class A shares are redeemable at the option of the shareholder. This redemption feature is the basis for the U.S. GAAP classification difference.  The likelihood or probability of such redemption is not considered, nor is the fact that the Class A shares participate fully and proportionately with the Common shares in changes in the value of the equity ownership of the Company.  Since adoption of this redemption feature in 1989, no holders of Class A shares have tendered their shares to the Company for redemption.

Under Canadian GAAP these shares are considered to be permanent equity and are classified in shareholders’ equity in the Statements of Net Assets.  Under U.S. GAAP, the redemption value of these shares is calculated in accordance with the provisions of the redemption feature and classified outside of shareholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

10.	Future accounting policy:

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011.  Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year.    However, in June 2010, an Exposure Draft issued by the AcSB entitled “Adoption of IFRSs by Investment Companies” proposed to allow entities that currently apply AcG-18 the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.  This Exposure Draft was approved in October 2010.  On January 12, 2011, the AcSB further extended the date for deferral of the mandatory IFRS changeover date for qualifying investment companies to fiscal years beginning on or after January 1, 2013.  It is the intention of the Company to defer implementation of IFRS to its fiscal year beginning on November 1, 2013.

The Company is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  The assessment plan being implemented by the Company includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening balance sheet and financial statements that incorporate IFRS accounting standards and policies.  The major areas of focus identified by the assessment include first year implementation decisions; statement of cash flows; classification of redeemable Class A shares; income taxes; increased note disclosure; and accounting for changes in unrealized appreciation (depreciation) of holdings.  The assessment is addressing the impact on the Company’s accounting system and internal control required to report under IFRS beginning on the implementation date.  The Company will continue with the assessment and implementation in preparation for its first annual filing under IFRS expected for the fiscal year beginning November 1, 2013.

Corporate Information

Directors Brian E. Felske (A)(C)(I) Bruce D. Heagle (A)(C)(I) Ian M.T. McAvity (C)(I)(L) Michael A. Parente CMA, CFP (A)(I) Dale R. Spackman, Q.C. J.C. Stefan Spicer Philip M. Spicer
Officers
Philip M. Spicer, Chairman
Dale R. Spackman, Q.C., Vice-Chairman
J.C. Stefan Spicer, President & CEO
Catherine A. Spackman CMA, Treasurer & CFO
Teresa E. Poper CB, Assistant Treasurer
John S. Elder, Q.C., Secretary

Consultants Douglas E. Heagle, Retired Director Malcolm A. Taschereau, Retired Director

(A)         - Member of Audit Committee
(C)         - Member of Corporate Governance Committee
(I)          - May be regarded as an independent director under Canadian securities administrators’ guidelines.
(L)         - Lead Director

Administrator	Auditors
The Central Group Alberta Ltd.	Ernst & Young LLP
Calgary, Alberta	Canada

Banker	Custodian
Canadian Imperial Bank of Commerce	Canadian Imperial Bank of Commerce

Legal Counsel	Registrars and Transfer Agents
Dorsey & Whitney LLP, Toronto	CIBC Mellon Trust Company, Calgary,
Fraser Milner Casgrain LLP, Toronto	Montreal, Toronto and Vancouver
Parlee McLaws LLP, Calgary	Mellon Investor Services LLC, New Jersey

Head Office	Shareholder and
Hallmark Estates	Investor Inquiries
Suite 805, 1323-15th Avenue S.W.	Administrator, P.O. Box 10050
Calgary, Alberta T3C 0X8	Ancaster, Ontario L9K 1P2
Telephone (403) 228-5861	Telephone (905) 648-7878
Fax (403) 228-2222	Fax (905) 648-4196

Website: www.centralfund.com
E-mail:  info@centralfund.com

Class A Shares Stock Exchange Listings

	Electronic Ticker Symbol	Newspaper Quote Symbol
NYSE Amex	CEF	CFCda
The Toronto Stock Exchange	CEF.A in CDN $	CFund A
CEF.U in US $
Cusip number 153501101

Net Asset Value Information

The net asset value per Class A share is calculated daily and is available at www.centralfund.com; or by calling the Administrator’s Investor Inquiries Office at (905) 648-7878; or by sending an email to info@centralfund.com.  The Thursday net asset value is published on a regular basis in several financial newspapers including the following:

In the United States (figures published in U.S. $):

■ Barrons
■ New York Times
■ Wall Street Journal

In Canada (figures published in Canadian $):

■ National Post:  Financial Post Section
■ The Globe and Mail:  Report on Business